The Thai Capital Fund, Inc.

c/o Daiwa Securities Trust Company

One Evertrust Plaza

Jersey City, New Jersey 07302

April 10, 2008

Mr. Jeremiah J. de Michaelis

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	The Thai Capital Fund, Inc.

Request for Withdrawal of the Fund’s

Registration Statement on Form N-2 filed on December 15, 1993

File No. 033-72932

Dear Mr. de Michaelis:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), The Thai Capital Fund, Inc. (the “Fund”) hereby requests withdrawal of the above referenced Registration Statement (the “Registration Statement”) with respect to the Securities Act.

The Fund determined not to engage in the rights offering due to market conditions and unfavorable valuations of Fund shares at the time of the offering. No securities have been issued or sold in connection with the Registration Statement.

If you have any questions, please feel free to contact me at (201) 915-3054 or Leonard B. Mackey, Jr. at (212) 878-8489. Thank you.

Sincerely yours,

/s/ John J. O’keefe

John J. O’Keefe

Vice President and Treasurer